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                                         UNITED STATES                                  OMB APPROVAL
                              SECURITIES AND EXCHANGE COMMISSION               ------------------------------
                                    WASHINGTON, D.C. 20549                     OMB Number:          3235-0145
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                                  SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1
(b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

                               (AMENDMENT NO. 1)*


                             ARROW ELECTRONICS INC.
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                    042735100
                                 --------------
                                 (CUSIP Number)



             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [X]    Rule 13d-1(b)

               [ ]    Rule 13d-(c)

               [ ]    Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 042735100                SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OPPENHEIMER CAPITAL  (IRS NO. 13-3413767)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     12,259,828
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               12,259,828
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,259,828
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          12.8
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1          (a)     NAME OF ISSUER: Arrow Electronics Inc.

                (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                        25 Hub Drive
                        Melville, New York 11747

ITEM 2          (a)     NAME OF PERSON FILING:
                        OPPENHEIMER CAPITAL

                (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                        Oppenheimer Tower, World Financial Center
                        New York, New York 10281

                (c)     CITIZENSHIP:
                        Not Applicable.

                (d)     TITLE OF CLASS OF SECURITIES:
                        Common Stock

                (e)     CUSIP NUMBER:
                        042735100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                (a)     [ ] Broker or dealer registered under Section 15 of the
                            Exchange Act;

                (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange
                            Act;

                (c)     [ ] Insurance company as defined in Section 3(a)(19) of
                            the Act;

                (d)     [ ] Investment company registered under Section 8 of the
                            Investment Company Act;

                (e)     [X] Investment adviser registered under Section 203 of
                            the Investment Advisors Act of 1940;

                (f)     [ ] Employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                (g)     [ ] Parent holding company or control person, in
                            accordance with 13d-1(b)(ii)(G);

                (h)     [ ] Savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;

                (i)     [ ] Church plan that is excluded from the definition of
                            an investment company under Section 3(c)(14) of the Investment Company Act;

                (j)     [ ] Group, in accordance with Rule13d-1(b)(1)(ii)(H).

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4          OWNERSHIP.

                (a)     Amount beneficially owned: 12,259,828 **

                (b)     Percent of Class: 12.8

                (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or direct the vote: -0-

                (ii)    Shared power to vote: 12,259,828 **

                (iii)   Sole power to dispose or direct the disposition of: -0-

                (iv)    Shared power to dispose or direct the disposition of:
                        12,259,828 **

                **This report is being filed on behalf of Oppenheimer Capital, a Delaware general partnership and/or certain investment advisory clients or discretionary accounts relating to their collective beneficial ownership of shares of common stock of the Issuer. Oppenheimer Capital is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser Oppenheimer may be deemed to be the beneficial owner of the securities of the Issuer. Oppenheimer Capital has the sole power to dispose of the shares and to vote the shares under its written guidelines established by its Management Board.

ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Our clients have the right to receive or the power to direct the receipt of dividends or the profits from the sale of such securities. No one client owns more than five percent of the securities of the Issuer.

ITEM 7 IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable.

ITEM 8          IDENTIFICATION AND CLARIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable.

ITEM 9          NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable.

ITEM 10         CERTIFICATION.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: February 9, 1999




                                       /s/ THOMAS E.DUGGAN
                                       -----------------------------------------
                                       General Counsel and Secretary
                                       -----------------------------------------